                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                           PUBLICKER INDUSTRIES INC.
                               (Name of Issuer)

                          Common Stock, Par Value $5
                        (Title of Class of Securities)

                                   744635103
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     13G

CUSIP No.     744635103                          Page 2 of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FOREIGN & COLONIAL MANAGEMENT LIMITED

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                           (b)[x]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom

                         5  SOLE VOTING POWER

                                     0

     NUMBER OF           6  SHARED VOTING POWER
     SHARES
     BENEFICIALLY                1,233,750
     OWNED BY
     EACH                7  SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                          0
     WITH
                         8  SHARED DISPOSITIVE POWER

                                 1,233,750

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,233,750

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                          [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.50%

12   TYPE OF REPORTING PERSON*

          IA, CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                     13G

CUSIP No.     744635103                      Page 3 of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HYPO FOREIGN & COLONIAL MANAGEMENT (HOLDINGS) LIMITED

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                           (b)[x]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom

                         5  SOLE VOTING POWER

                                     0

     NUMBER OF           6  SHARED VOTING POWER
     SHARES
     BENEFICIALLY                1,233,750
     OWNED BY
     EACH                7  SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                          0
     WITH
                         8  SHARED DISPOSITIVE POWER

                                 1,233,750

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,233,750

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                          [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.50%

12   TYPE OF REPORTING PERSON*

          HC, CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                              Page 4 of 7 Pages
     Item 1:

          (a)  Publicker Industries Inc.

          (b)  1445 East Putnam Avenue, Old Greenwich, Connecticut 06870

     Item 2:

          (a) Foreign & Colonial Management Limited ("F&C Limited") and Hypo Foreign & Colonial Management (Holdings) Limited ("F&C Holdings" and, together with F&C Limited, the "Reporting Entities")

          (b) The address of the principal business office of each of the Reporting Entities is Exchange House, Primrose Street, London EC2A 2NY, England.

          (c) Each of the Reporting Entities is a corporation organized under the laws of the United Kingdom.

          (d)  Common Stock, par value $5 per share ("Common Stock")

          (e)  744635103

   Item 3:

          (e) As of February 3, 1995, F&C Limited is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 ("Advisers Act").

          (g) F&C Holdings is a Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) under the Exchange Act of 1934 ("Exchange Act") (Note: See Item 7).

  Item 4:

          (a)  1,233,750 shares comprised of Common Stock

          (b)  8.5%

          (c)  (i)   none
               (ii)  1,233,750
               (iii) none
               (iv)  1,233,750

  Item 5:      N/A

                                              Page 5 of 7 Pages

  Item 6: Dividends received from, and proceeds from the sale of, Common Stock, if any, by F&C Limited are allocated by F&C Limited to the applicable accounts of its clients and are distributed or retained in accordance with F&C Limited's investment management agreements with those clients.

  Item 7: F&C Holdings currently owns 100% of the outstanding capital stock of F&C Limited. F&C Limited is filing pursuant to Rule 13d-1 (b)(1)(i)(E) under the Exchange Act as an Investment Adviser registered under Section 203 of the Advisers Act. See
               Exhibit I.

  Item 8:      N/A

  Item 9:      N/A

  Item 10: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                   Page 6 of 7 Pages

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 3, 1995

                            FOREIGN & COLONIAL MANAGEMENT
                            LIMITED

                            By:/s/ James A. Findlay
                            Name:  James A. Findlay
                            Title: Director


                            HYPO FOREIGN & COLONIAL
                            MANAGEMENT (HOLDINGS) LIMITED

                            By:/s/ Robert G. Donkin
                            Name:  Robert G. Donkin
                            Title: Secretary